UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

SILVER DRAGON RESOURCES INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

827692104

(CUSIP Number)

Travellers International Inc. Marc Hazout 7 Arial Court Thornhill, Ontario Canada L4J 6S8	Copy to: Gil I. Cornblum: Dorsey & Whitney LLP 161 Bay Street, Suite 4310 Toronto, Ontario Canada (416) 367-7370

Name, Addresss and Telephone Number of Person Authorized to Receive Notices and Communications

April 4, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   [ ].

CUSIP NO.   827692104

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Travellers International, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 17,221,751
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 17,221,751
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,221,751
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 37%
14	TYPE OF REPORTING PERSON* CO

CUSIP NO.   827692104

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marc Hazout
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 17,221,751
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 17,221,751
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,221,751
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 37%
14	TYPE OF REPORTING PERSON* IN

Item 1.   Security and Issuer.

This statement on Schedule 13D relates to shares of the common stock, par value $0.0001 per share (the “Common Shares”), of Silver Dragon Resources Inc. (“Silver Dragon”). The address of the principal executive office of Silver Dragon is 1121 Steeles Avenue West, Suite 803, Toronto, Ontario, Canada M2R 3W7.

Item 2.   Identity and Background.

(a)	The names of the persons filing this statement are Travellers International, Inc. (“Travellers”), an Ontario corporation, and Marc Hazout, who is the sole shareholder of Travellers.

(b)	The address of the principal executive office ofTravellers is 7 Arial Court, Thornhill, Ontario, Canada L4J 6S8. Marc Hazout’s address is 7 Arial Court, Thornhill, Ontario, Canada L4J 6S8.

(c)	Travellers is an investment company controlled by Marc Hazout, who is the sole officer, director and shareholder. Marc Hazout is the President and CEO of Silver Dragon.

(d) and (e)	During the last five years neither Travellers, nor to Travellers’ knowledge, any of its directors or officers has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

During the last five years Marc Hazout has (i) not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is not or was not, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Travellers is an Ontario corporation.

Marc Hazout is a Canadian citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

Travellers and Hazout obtained funds from working capital and personal funds. No funds were borrowed in order to complete these purchases.

Item 4.   Purpose of Transaction.

Travellers and Marc Hazout hold the common shares of Silver Dragon as investment. Travellers and Marc Hazout will review their investment on a continuing basis and may increase or decrease their holdings in the future. Except as otherwise described herein, neither Travellers nor Marc Hazout has any current plans or proposals which would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Item 4.

Item 5.   Interest in Securities of the Issuer.

(a) — (b)	Marc Hazout, through Travellers, is the beneficial owner of 17,221,751 Common Shares disclosed in this statement on Schedule 13D. To the knowledge of Marc Hazout and Travellers, such Common Shares constitute approximately 37% of the issued and outstanding Common Shares, based on 46,020,533 Common Shares outstanding as of March 30, 2006. Marc Hazout, through Travellers, has sole power to vote and sole power to dispose of the 17,221,751 Common Shares.

(c)	None.

(d) — (e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect toSecurities of the Issuer.

Other than described in Item 3, 4, 5, with respect to the securities of Silver Dragon, there are no contracts, arrangements, understandings or relationships between Travellers and Marc Hazout. Neither Travellers nor Marc Hazout has such contracts, arrangements, understandings or relationship with any other person.

Item 7.   Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   May 30, 2006

TRAVELLERS INTERNATIONAL, INC. By: /s/ Marc Hazout __________________________________ Name: Marc Hazout Title: President By: /s/ Marc Hazout __________________________________ Marc Hazout

Exhibit A

JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, $0.0001 par value, of Silver Dragon Resources Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

        The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

Date:   May 30, 2006

TRAVELLERS INTERNATIONAL, INC. By: /s/ Marc Hazout __________________________________ Name: Marc Hazout Title: President By: /s/ Marc Hazout __________________________________ Marc Hazout